August 4, 2005

Mail Stop 0306
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:

Kathleen Collins, Accounting Branch Chief
April Coleman, Staff Accountant

Re:

Network Equipment Technologies, Inc.
Annual Report on Form 10-K for Fiscal Year Ended March 25, 2005
Filed June 3, 2005

Dear Ms. Collins:

Network Equipment Technologies, Inc. is submitting this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated July 26, 2005, relating to the above-referenced filing. We have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended March 25, 2005

Note 1: Summary of Significant Accounting Policies

Revenue Recognition

1.

We note that the majority of your revenues are derived from customers in the government sector.  Tell us how you account for any fiscal funding clauses in your service arrangements with government agencies or their agents and tell us how you considered paragraphs 32-33 of SOP 97-2 in accounting for such arrangements.  Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other products and services you provide.

We have not had to account for fiscal funding clauses in our service arrangements with government agencies or their agents. We supplementally advise the Staff that we do not have any service arrangements containing fiscal funding clauses, although there is one government contract that was extended on October 1, 2004, subject to availability of funds. The funds were made available on October 13, 2004, and thus, because the contingency was imposed and satisfied within the same accounting period, there was no effect on our financial results for any accounting period.

Our revenue recognition for products and services we provide to government agencies or their agents has not been affected by fiscal funding clauses (see above with respect to services) or other government contract contingencies.

Other Matters

The Company acknowledges that

•

it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the staff’s comments and changes in the Company’s disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to any filing by the Company; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me via facsimile at (510) 574-4011.  In addition, we would request that you provide a facsimile of any additional comments you may have to the attention of Sarah A. O’Dowd of Heller Ehrman LLP at (650) 324-6015.  Thank you for your assistance.

Very truly yours,

Network Equipment Technologies, Inc.

/s/ JOHN F. McGRATH, JR.
John F. McGrath, Jr.
Vice President and Chief Financial Officer